SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

## Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated June 25, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press Release dated June 25, 2002: "TURKCELL PROVIDES UPDATE ON OPERATIONS"

TURKCELL

**FOR IMMEDIATE RELEASE**

## TURKCELL PROVIDES UPDATE ON OPERATIONS

**Istanbul, Turkey, June 25, 2002** – Turkcell (NYSE:TKC, ISE:TCELL), the leading provider of mobile communications services in Turkey, today provided an update on the Turkish mobile market and the financial status of the company.

Despite the continued adverse impact of the financial turmoil of 2001, the Turkish mobile market is growing beyond Turkcell's expectations in 2002. As a result of strong subscriber acquisitions in the year to date, Turkcell believes that its total subscriber base will exceed its earlier expectations.

Strong subscriber growth continues to contribute to Turkcell's cash liquidity, which enables the Company to meet its financial obligations. Turkcell waived its option to extend the first portion of domestic bank debt from Garanti Bankası and Vakıfbank due in May and June 2002 and was able to pay back a total of US$63 million of principal and interest of these debts due to the Company's strong cash flow. Total debt payments made year to date amount to US$420 million in both principal and interest, including the Ericsson trade payables of US$225 million. By the end of 2002, Turkcell expects that its total outstanding financial debt will be reduced to approximately US$1.2 billion, from US$1.6 billion year-end 2001.

"Strong subscriber growth and the improved cash generation capability of our company makes us optimistic about meeting our year-end targets," said Muzaffer Akpinar, CEO of Turkcell. "Although we still feel the impact of the economic difficulties of last year, we are confident that we can continue to build on our strengths and maintain our leading market position."

www.turkcell.com.tr

**About Turkcell**

Turkcell is the leading GSM operator in Turkey with approximately 12.7 million postpaid and prepaid customers as of March 31, 2002. Turkcell had revenues of US$454.0 million and adjusted EBITDA of US$160.3 million as of March 31, 2002. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants and 99.5% of the towns with more than 5,000 inhabitants as of March 31, 2002. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service.

**For further information please contact:**


**Turkcell**

**Investors:**
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

**Media:**
Zuhal Seker, Corporate Communications
Tel: + 90 212 313 2330
Email: zuhal.seker@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

**Citigate Dewe Rogerson**

**Europe**

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

**United States**
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstad@citigatedr-ny.com
patrick.hughes@citigatedr-ny.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: June 25, 2002

By: Muzaffer Akpinar
Chief Executive Officer

M. Akpınar